\\\DC - 61896/3 - 0806642.01
OMB APPROVAL
OMB Number:  3235-0145
Expires:  August 31, 1999
Estimated average burden
hours per response . . . . 14.90

                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                       U.S. Physical Therapy, Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                90337L108
                              (CUSIP Number)

                                 12/31/98
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     Rule 13d-1(b)

     Rule 13d-1(c)

 X   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G

CUSIP No.      90337L108                         Page     2  of  5  Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                                 J. Livingston Kosberg

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)
    (b)



3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States

               5   SOLE VOTING POWER
                             508,330 Shares
  NUMBER OF
   SHARES      6   SHARED VOTING POWER
BENEFICIALLY                       0 Shares
  OWNED BY
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING                  508,330 Shares
   PERSON
    WITH:      8   SHARED DISPOSITIVE POWER
                                   0 Shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    508,330 Shares

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

    X

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                  14.07%

12  TYPE OF REPORTING PERSON (See Instructions)
                                  IN




                               SCHEDULE 13G

CUSIP No.    90337L108                           Page  3  of  5  Pages


Item 1(a): Name of Issuer:

                              U.S. Physical Therapy, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

                              3040 Post Oak Blvd., Suite 222
                                  Houston, Texas  77056

Item 2(a): Name of Persons Filing:

                                J. Livingston Kosberg

      (b)  Address of Principal Business Office or, if none, Residence:

                              3040 Post Oak Blvd., Suite 222
                                  Houston, Texas  77056

      (c)  Citizenship:

                              United States

      (d)  Title of Class of Securities:

                               Common Stock, par value $.01 per share

      (e)  CUSIP Number:

                               90337L108

Item 3:   Capacity in Which Person is Filing if Statement is Filed Pursuant
                   to Rule 13d-1(b) or 13d-2(b) or (c):

                                  N/A

                               SCHEDULE 13G

CUSIP No.   90377L108                            Page  4  of  5  Pages

Item 4:   Ownership:

       (a)  Amount Beneficially Owned:

                               508,330 Shares*

       (b)  Percent of class:

                                14.07%

       (c)  Number of shares to which such person has:

            (i)  Sole power to vote or to direct the vote:

                               508,330 Shares

            (ii) Shared power to vote or to direct the vote:

                                     0 Shares

            (iii)     Sole power to dispose or to direct the disposition
                                    of:

                                508,330 Shares

            (iv) Shared power to dispose or to direct the disposition
                                    of:

                                      0 Shares

Item 5:   Ownership of Five Percent or Less of Class

                                 Not Applicable

Item 6:   Ownership of More than Five Percent on Behalf of Another Person

                                 Not Applicable
                         _________________________
* Such amount includes 56,250 shares held by the Dolores Wilkenfeld Trust, 442,080 shares held by the Livingston Kosberg Trust and 10,000 shares held individually in the reporting person's name. The reporting person is the trustee of both trusts and the income beneficiary of the Livingston Kosberg Trust. The reported share amount excludes 1,170 shares held by the reporting person's wife and 48,000 shares held by the reporting person's three children and their spouses. The reporting person disclaims beneficial ownership of such shares.

                               SCHEDULE 13G

CUSIP No.     90337L108                          Page   5  of  5  Pages


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                Not Applicable

Item 8:   Identification and Classification of Members of the Group

                                Not Applicable

Item 9:   Notice of Dissolution of Group

                                Not Applicable

Item 10:  Certification

                                Not Applicable


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:    February 10, 1999


                                        By:   /s/ J. Livingston Kosberg
                                                 J. Livingston Kosberg